Exhibit 99.7

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Chief Executive Officer’s Address

Brisbane, Australia – 31 May 2012: Metal Storm Limited.

Fellow Shareholders

As you have heard from Terry, with your support we have managed to keep the company in business and set the stage for a much stronger future.

Today I will report on the business operations of Metal Storm. In the next few minutes I will cover key aspects of the Financials, Capital Raising, Core Strategy, Intellectual Property Management, Product Commercialisation, Contracts & Business Development.

Financials

Over the past year the company has had to conserve its cash as much as possible while performing focused product commercialisation and business development.

As a result the company has reduced its average monthly operating cash outflows by 34% year on year, saving more than $600K per quarter.

This has been done while maintaining a core capability including our firing, fabrication and test facilities in Brisbane and the USA.

We expect to carefully increase staff, fabrication and test expenditure where necessary for the transition to production, once additional capital is available.

Capital Raising

A key part of our capital structuring and capital raising activity over the past year has been with the aim of reducing debt and providing sufficient funds to get our first volume product, the MAUL 12 gauge system into production.

The Rights Issue late last year that raised approximately $1.5 million dollars was essential to our ongoing operations. Most recently we have entered into an Agreement with Luxinvest Captial Advisors S.A. of Luxembourg for subscriptions totalling $5 Million dollars for ordinary shares, and a complementary agreement to redeem a total of $9.0 million secured notes for a cash payment of $1.7 million dollars, plus conversion of $1.4 million dollars of notes into shares. The completion of this agreement also brings forward the $1.5 million debt forgiveness to this year. That is a total reduction of $11.9 million of secured note debt.

We will need both shareholder and note holder approval for these transactions and you will shortly receive the notice of meeting containing further information about the approvals.

On completion this will have a material positive effect on the balance sheet of the company. It will also reduce a barrier to further capital raising that will be needed to get products rolling off the production line in volume.

we are currently discussing additional investment with potential investors. We expect to use the residual funds from the Luxinvest arrangement to build additional maul weapons for the first trial customers. however, the Company will need additional funds to take the remaining steps into full production.

Metal Storm Limited

ACN 064 270 006

Core Strategy

Our core strategy is to deliver our first product, the maul, to customers in volume as soon as possible.

We are also competing aggressively for defence contracts where our technology can be employed to win substantial future product supply deals.

Our Core Market Focus is the Non-Lethal Weapon Systems Market for Military and Law Enforcement customers. Our reasons for this Focus are simple but important – Non-lethal is a growth market, Events on the world stage are creating an increasing global demand for non-lethal technologies. The market itself is healthy – compared to the conventional lethal market which is stagnating, with low margins and large commodity players. Non-lethal showcases metal storm technology at its best – our products excel in this application as our weapons are lighter, faster and more flexibile than the competition - and customers are queuing up for our non-lethal systems.

Finally, non-lethal solutions are less expensive for us to develop and quicker to bring to market than lethal systems, and the market provides more potential for good margins and profit in the short term.

Intellectual Property Management

I have had a number of questions from shareholders about how the Company is managing its intellectual property.

Despite the need to reduce costs, intellectual property protection is an essential part of the core value of the company and the key to its future wealth.

For the past 5 years we have kept a full time IP Specialist on staff with the sole role of managing the company’s IP Portfolio.

Our IP portfolio continues to evolve. In the last year we filed, were allowed or granted 12 new patents that relate specifically to our current technology and products.

at the same time we have adopted a managed policy to allow certain patents to lapse in less important jurisdictions (eg Rumania, Hungary, Japan). Also several non-core patents (eg the stacked projectile power tool) have been allowed to lapse in most countries.

A few of the earliest metal storm patents are now coming to the end of their 20 year life. Primary among them is our Wedge Sealing patent, due to lapse in 2014. We no longer use wedge sealing in our products and so this will not be missed. As we continue to patent new ideas, and derive new claims from existing patents to better protect our products, our portfolio is becoming less costly but more effective at protecting what really needs to be protected.

PRODUCTS

MAUL

I know all of you are now familiar with the MAUL 12 gauge weapon system. We have chosen this as our lead product because of demand from both military and law enforcement markets

Over the last 12 months we have been readying the design for production, establishing production agreements and expanding the munitions envelope.

In the last year much of our testing work has been on MAUL ammunition natures. In partnership with TASER International we have incorporated the TASER XREP ammunition into the MAUL. This gives the MAUL the ability to deliver TASER neuromuscular incapacitation effects to an extended range of over 30 metres – three times the range of a conventional taser.

Metal Storm Limited

ACN 064 270 006

packaged with the MAUL weapon, underslung onto an assault rifle, it gives the operator an option to instantly switch to TASER delivery rather than using lethal force.

Also in our range we have the non-lethal blunt impact round , supplied in 5 shot tubes.

The door breaching round is another important munition we completed. Using this an operator can blow the lock and hinges off of a door to gain rapid entry to a property. Silent operation with no cocking action means there is no noise to alert occupants – giving the element of surprise and greater safety for the operator.

Some customers have asked for even further flexibility. Based on customer requests we have built an anti-materiel kinetic round – this is a heavy high velocity round that can, for example, be fired at vehicles attempting to breach a checkpoint. Also a buckshot round adds conventional shotgun capabilities to the MAUL package.

The key to the MAUL is flexibility. At the recent shareholder demonstration day George Hateley, a 20 year veteran of the Victoria Police Special Operations Group and Owner of BREON Defence, The exclusive distributor for TASER in Australia & New Zealand explained why he believed the MAUL weapon and ammunition market was so huge. He put his belief into action by signing up as the exclusive MAUL distributor for Australia & New Zealand, and has already signed up 50% of the Australian Police forces ready to take MAUL weapons for trial.

Over the last year we have been working with Colt Defense LLC to establish the cost of production of the MAUL – and we are pleased to report that after months of detailed engineering evaluation by Colt, estimates show that the MAUL can be built cost effectively and be price competitive with other conventional shotgun systems on the market.

Our next step is to build 10 more systems to urgently satisfy customers that have already signed up for trials, followed by up to 50 systems in a Low Rate Initial Production run that will test production methods, provide systems for environmental compliance evaluation and deliver more trial weapons . Then we will move into full production as orders build. With more than 60 Agencies expressing interest and/or committing to trials, our primary issue is acquiring the capital to build the products to fulfill the demand.

THE 3GL

In December we supplied a 3GL plus 200 rounds of 40mm STORM40 ammunition to a Canadian defence organization for trials.

Momentum is growing for the 3GL. The current system design has been completed in full ready for build & test. we have also been formulating a road map based on customer feedback to enhance 3GL capabilities as a precision engagement weapon, with advanced targeting and sighting, with the potential for a customer to fund this program.

THE MLGL

The Managed Lethality Grenade Launcher System (MLGL) came out of left field for us all. In this case the Australian DSTO had spent many years developing a unique attachment for a grenade launcher that could vary the velocity of the projectile depending on the range to the target.

For non-lethal systems this is a holy grail as blunt impact rounds can cause permanent injury or death if fired too close to a target, and fail to be useful if too far away.

Metal Storm entered a collaboration agreement with DSTO and Airtronic to demonstrate the system and assess the potential market.

We decided to do this because the cost to the company to explore this opportunity was minimal but the opportunity was potentially great. The resulting market assessment shows solid potential and, particularly, the prospect of US DoD funding to move the product to completion.

Metal Storm Limited

ACN 064 270 006

The fit with Metal Storm is on many fronts: The MLGL fits within our core non-lethal focus; the system redesign incorporates the same universal fire control system card as we have built for the 3GL and MAUL, - saving years of development.

Electronic Ignition of multiple charges is exactly what we do with our stacked projectile weapons.

With IP in both the weapon and ammunition the MLGL fits well with our core business Model.

Most importantly however, the market is real and initial demonstrations have yielded a strong positive feedback, with estimated potential sales of thousands of MLGL attachments.

MLGL is a lower priority than the MAUL – it will be advanced as External funds become available.

FireStorm Fury

FireStorm™ FURY is attracting a lot of attention from US and international military agencies for mounting on ground, maritime, and aerial platforms.

With configurable pod size and payload, us and international law enforcement agencies are also seeking this type of system for perimeter and base protection, crowd control and civil disobedience.

Current opportunities, exclusive of MPM and the Force Protection Omnibus, represent identified sales potential of around $5,000,000.

CONTRACTS

R&D and product acquisition programs are a vital source of funds, customers, market intelligence and opportunities.

R&D contracts help us to find out in detail what our customers really want – while programs of record, such as the US Marines Mission Payload Module (MPM) program, provide a pathway to large scale production and a strong revenue stream.

We are continuing to participate in the MPM program and will be responding to the current solicitation issued by the US Marine Corps Systems Command for the Engineering Manufacture Development phase.

In Q3 last year seven prime contractors chose to bid our multibarrel launching technology for the Force Protection Omnibus – a $997 million dollar procurement for the US DOD. Our prime contract partners were selected for a total of 9 out of 21 contracts awarded. All contractors for this program are still awaiting specific task orders from the US DoD in order to commence work and provide task orders to subcontractors such as Metal Storm.

In December we supplied the Canadian Government with 3Gl and 200 rounds of 40mm Ammunition, plus additional MAUL ammunition to augment 3 MAUL weapons and ammunition supplied a year earlier.

We see a tremendous opportunity in canada and intend to grow our footprint on canadian soil. The market has real growth potential and it benefits from a more expedient procurement process than in the USA.

At present we have over 27 Million dollars worth of proposals in active consideration by the US Defense Department, Law enforcement agencies and international defence organisations. This compares to $6 million dollars in active proposals in may 2011. Currently the US Government procurement process is moving slowly in all areas, and defense and law enforcement are no exception. However our proposals are in place and we are looking forward to some positive outcomes.

The last 12 months have been very challenging for the Metal Storm team. Our ranks are leaner and more efficient but our resolve more robust to deliver a successful outcome. I have great respect for each and every team member we have – for it is on the backs of their talent, creativity and loyalty that this company is moving forward.

Metal Storm Limited

ACN 064 270 006

You, our shareholders, have been challenged to support the company through these very testing times, and its because of your support that we are still here and the prospect of a bright future is still very real.

I have a core belief that if supported, this company can realise its potential and deliver outstanding products to a willing market.

Last December I was privileged to host a shareholder demonstration day, where shareholders were invited to come and see the products for themselves, watch as they were live fired, and also take part in a shooting competition – for those of you that couldn’t attend I would like to show you what you missed – and leave the final word to some of our own shareholders….

Thank you Ladies and Gentlemen.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.